UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        No    X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the securities market legislation, and further to the inside information dated 26 September 2024 (with registration number 2396), hereby proceeds to notify the following:

OTHER RELEVANT INFORMATION

BBVA has agreed to carry out an issue of preferred securities contingently convertible into newly issued ordinary shares of BBVA with exclusion of pre-emptive subscription rights for shareholders (the “Securities”) for a total nominal amount of 1,000,000,000 US Dollars (the “Issuance”).

Once fully paid-up, the Securities are expected to qualify as Additional Tier 1 Capital of BBVA and its Group pursuant to the applicable solvency regulations.

Distributions on the Securities, whose payment is discretionary and subject to certain conditions, will accrue at a rate of 7.75% per annum from and including 14 January 2025 to but excluding 14 January 2032. After that, the distribution rate will be reset in accordance with the applicable terms and conditions of the Issuance by applying a margin of 324.9 basis points on the 5-year UST.

The Issuance is in no event directed towards retail investors, without prejudice to the additional sales restrictions set out in the terms and conditions of the Issuance.

BBVA will request the listing of the Securities on the New York Stock Exchange (NYSE).

Furthermore, BBVA informs that, for the purposes set forth in articles 414, 417, 510 and 511 of the Spanish Corporate Enterprises Act (Ley de Sociedades de Capital), the director’s report and the report of the independent expert/auditor of accounts different from BBVA’s auditor, both related to the Issuance, have been issued. These reports will be available to shareholders through their publication on BBVA’s website (www.bbva.com) on the Issuance closing date (expected to take place on 14 January 2025) and will be reported to the first General Shareholders’ Meeting to be held after the Issuance.

Madrid, 7 January 2025

Important information:

There are restrictions with respect to the offering of the Securities in various jurisdictions, including the United Kingdom, Spain, Singapore, Hong Kong, Canada, Switzerland and the European Economic Area.

This document may not be distributed, directly or indirectly, in any jurisdiction in which said distribution is contrary to applicable laws.

This document is not a prospectus and is not an offer or a solicitation to buy, sell, subscribe or exchange any securities issued or to be issued by BBVA. No such offer in relation to the Securities shall be conducted in any jurisdiction in which said offer is not made in conformity with the applicable legislation.

This document is not an offer for sale of securities in the United States.

In relation with the Issuance, BBVA has filed a registration statement (including a prospectus), and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus and prospectus supplement included in that registration statement and the other documents BBVA has filed with the SEC for more complete information about BBVA and the Issuance. You may obtain these documents for free by visiting the SEC web site at www.sec.gov.

This announcement is not a prospectus, and investors should not purchase any Securities except on the basis of the information contained in the prospectus, the prospectus supplement and the other documents filed by BBVA with the SEC that are incorporated by reference in the registration statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 7, 2025
By: /s/ José María Caballero Cobacho

Name: José María Caballero Cobacho

Title: Global ALM Director